Stolt-Nielsen Limited

A subsidiary of	Aldwych House	Tel:	+44 207 611 8960
Stolt-Nielsen S.A.	71-91 Aldwych	Fax:	+44 207 611 8965
	London WC2B 4HN	www.stolt-nielsen.com
United Kingdom

NEWS RELEASE

Contact:

Richard M. Lemanski

USA 1 203 625 3604

rlemanski@stolt.com

Valerie Lyon

UK 44 20 7611 8904

vlyon@stolt.com

Stolt-Nielsen S.A. Reports Second Quarter 2003 Results

London, England - July 10, 2003 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today reported results for the second quarter ended May 31, 2003.  Net loss for the latest quarter was $50.4 million, or $0.92 per share, on net operating revenue of $742.7 million, compared with a net income of $0.2 million, or $0.00 per share, on net operating revenue of $678.4 million for the second quarter of 2002.  The basic weighted average number of shares outstanding for the quarter was 54.9 million compared with 54.9 million for the same period in 2002.

The net loss for the six-month period ended May 31, 2003 was $63.4 million, or $1.15 per share, on net operating revenue of $1,507.0 million compared with a net loss of $3.5 million, or $0.06 per share, on net operating revenue of $1,289.6 million for the same period in 2002.  For the six-month periods of 2003 and 2002, the weighted basic average number of shares outstanding was 54.9 million.

Commenting on the results, Niels G. Stolt-Nielsen, Chief Executive Officer of Stolt-Nielsen S.A. said, “While the overall results for the Company for the quarter were disappointing, we take comfort in the continued strength and improvement in the results of our core transportation business. As expected, Stolt Offshore reported poor results primarily due to downgrades taken on three projects in West Africa and Egypt. While pricing remains strong in the North American market, overall Stolt Sea Farm’s results were negatively impacted by weak prices in Europe and Asia.

“Before restructuring charges, the Stolt-Nielsen Transportation Group Ltd. (SNTG) reported income from operations of $33.2 million in the second quarter of 2003 compared with $31.5 million in the second quarter of 2002 and up significantly from the $24.0 million reported in the first quarter of this year.  For the six-month period in 2003, income from operations before restructuring charges was $57.2 million compared with $61.2 million last year.

“SNTG’s parcel tanker division reported income from operations of $22.5 million in the second quarter of 2003, up from $20.9 million in the second quarter of 2002 and $16.1 million in the first quarter of 2003.  The Stolt Tankers Joint Service Sailed-in Index in the second quarter of 2003 was up 5% from the first quarter of 2003.  Parcel tanker operations benefited from lower, although still historically high, bunker fuel prices, compared with the first quarter of this year. SNTG won several new contracts during the quarter. Existing contracts of affreightment were rolled over at levels broadly in line with a year ago.  During the second quarter, the 12,775 deadweight ton M/T Stolt Sakra was scrapped.

“At SNTG’s tank container division, income from operations increased to $7.0 million in the second quarter of 2003 from $6.4 million a year ago.  The second-quarter results also represented a major improvement from the $3.4 million in income from operations in the first quarter of this year.  Utilization in the second quarter rose to another new record of 81.5% with shipments up some 20% for the first six months of this year compared with the same period last year.

“SNTG’s terminal division reported income from operations of $3.7 million in the second quarter of 2003 compared with $4.1 million in the second quarter of 2002.  Utilization remains strong. Stolthaven has ongoing expansions in Houston, New Orleans, U.S.A.; and Ulsan, Korea; and recently completed expansions in Shanghai, China; Westport, Malaysia; and Santos, Brazil.

“Before minority interests, Stolt Offshore S.A. (SOSA) reported a net loss for the quarter of $91.2 million compared with a net profit of $4.8 million for the same period last year. The loss in the quarter is primarily the result of downgrades taken on three projects in West Africa and Egypt. Of these projects the Burullus contract in Egypt, with the exception of some insurance work, is complete; the OGGS contract in Nigeria is 81% complete; and the Bonga project is 50% complete.  Provisions were made on a number of smaller projects, in respect of risk on collection of receivables, lower activity levels and lower ship utilization.  Otherwise offshore operations elsewhere have generally gone well during the quarter. However, revenue timing differences resulted in an under recovery of overheads at the quarter end. SOSA’s backlog now stands at $1.4 billion, of which $656.0 million is for 2003.  This compares with a backlog of $1.6 billion at this time last year of which $766.0 million was for 2002.

“Stolt Offshore’s new management has, over the last three months, been working to improve the business, operations, and financial position of the company. A Blueprint for financial recovery is now a live management tool that will be further developed and refined in the coming months. The Blueprint addresses the strategic positioning of SOSA, the sales of non-core assets and business lines, and further changes to SOSA’s management team and a streamlining of its organization.

“Stolt Offshore has reached agreement with its banks with regard to covenant arrangements through to November 30, 2003. On the basis of current projections Stolt Offshore will not be in compliance with its existing covenants at the test date of November 30, 2003. As a result of this, in accordance with U.S. GAAP reporting requirements Stolt Offshore has classified all of its debt as short term. Over the next several months Stolt Offshore, along with Stolt-Nielsen S.A., will work closely with its main banks to put into place a permanent financing arrangement commensurate with the new business plan.

“As result of Stolt Offshore’s current projections indicating it will not be in compliance with existing bank debt covenants on November 30, 2003 and SNSA’s loan agreements’ cross-defaulting provisions, SNSA has classified all its debt as short term in accordance with U.S. GAAP reporting requirements. SNSA will be able to reclassify the appropriate debt to long term when Stolt Offshore’s permanent financing arrangement is concluded.

“Stolt Sea Farm Holdings plc (SSF) reported a loss from operations in the second quarter of 2003 of $8.1 million compared with a loss from operations of $10.7 million in the second quarter of 2002.  While spot prices in North America remained strong and improved from earlier of this year, SSF’s results were held down by some contract commitments.  Pricing in Europe remains depressed. There are some signs that the long-anticipated industry shakeout has begun in Norway, as several significant players fell under the control of banks or declared bankruptcy.  But most market observers now believe that the beneficial effects of the current liquidity squeeze in Europe will likely not be seen in prices for at least 18 months, when the current lower juvenile inputs will result in reduced volumes coming to market.  In Asia, particularly in Japan, markets were weak in the quarter.  Some parts of the significant salmon trout and coho purchases committed at the start of the year have resulted in losses when sold at lower price levels in this latest quarter, but prices started to recover later in the quarter.  The turbot operations in Iberia continue to perform well.  In recent weeks we have also begun the seasonal harvest of Southern Bluefin tuna.

“The outlook for SNTG remains rock solid. I firmly believe SOSA is on the right track with its new management team in place and the development and implementation of a new plan for financial recovery well underway.  SSF results are likely to be negatively impacted for the remainder of this year due to the current weak pricing environment in Europe.” Mr. Stolt-Nielsen concluded.

About Stolt-Nielsen S.A.

Stolt-Nielsen S.A. is one of the world’s leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 63 percent of Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services.  Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

Forward-looking Statements

Certain statements made in this press release may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “seek,” and similar expressions.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements:  the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

	Conference Call Details	PostView Facility
Date & Time	July 10th, 2003 3PM BST (10AM EDT)	Available directly after the conference Until 5:00PM EDT on Friday, July 11th, 2003
Phone	+ 1 800 811 0667 (in U.S.) + 1 913 981 4901 (outside U.S.)	+ 1 888 203 1112 (in U.S.) + 1 719 457 0820 (outside U.S.)
Reservation Number	736184	736184

Live Webcast conference call is available via the company’s Internet site www.stolt-nielsen.com commencing on Thursday, July 10th, 2003 at 3:00PM BST (10:00AM EDT). A playback of the conference call commences on Thursday, July 10th, 2003 after 5:00PM BST (12:00 noon EDT).

- end text -
- tables follow -

STOLT-NIELSEN S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in U.S. dollar thousands, except per share data)

	Three months ended		Six months ended
	May 31, 2003	May 31, 2002	May 31, 2003	May 31, 2002
	(Unaudited)		(Unaudited)

Net operating revenue	$742,728	$678,407	$1,506,950	$1,289,571
Operating expenses	742,031	608,611	1,444,331	1,143,956

Gross profit	697	69,796	62,619	145,615

Equity in net income of non-consolidated joint ventures	939	7,158	1,959	9,142
Administrative and general expenses	(55,640)	(53,555)	(111,339)	(104,669)
Restructuring charges	(677)	(884)	(1,479)	(6,398)
Gain on disposal of assets, net	5,941	208	5,907	1,368
Other operating income (expense), net	(813)	436	74	203
Income (loss) from operations	(49,553)	23,159	(42,259)	45,261

Non-operating income/(expense):
Interest expense, net	(21,930)	(22,564)	(44,151)	(46,166)
Foreign currency exchange gain (loss), net	1,058	(1,310)	890	(941)
Loss before income tax and minority interest	(70,425)	(715)	(85,520)	(1,846)

Income tax benefit/(provision)	(12,230)	3,635	(16,980)	3,606
Income (loss) before minority interest	(82,655)	2,920	(102,500)	1,760

Minority interest	32,222	(2,722)	39,115	(5,289)

Net income (loss)	$(50,433)	$198	$(63,385)	$(3,529)

PER SHARE DATA
Net income (loss) per share:
Basic	$(0.92)	$0.00	$(1.15)	$(0.06)
Diluted	$(0.92)	$0.00	$(1.15)	$(0.06)

Weighted average number of Common Shares and equivalents outstanding:
Basic	54,949	54,932	54,949	54,925
Diluted	54,949	55,341	54,949	54,925

SELECTED CASH FLOW DATA
Capital expenditures and acquisition of subsidiaries	$25,855	$24,332	$42,398	$57,303

Depreciation and amortization (excluding drydocking)	$48,415	$49,241	$97,591	$101,715

Note: Certain prior period amounts for Gain on disposal of assets, net and Other non-operating income (expense) have been reclassified to conform to the current presentation.

STOLT-NIELSEN S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in U.S. dollar thousands)

	May 31, 2003	November 30, 2002	May 31, 2002
	(Unaudited)	(Audited)	(Unaudited)

ASSETS

Cash and cash equivalents	$31,345	$22,873	$22,505
Trade receivables, net (a)	603,496	573,041	506,466
Inventories	258,495	231,498	204,880
Prepaid expenses	143,003	113,971	105,608
Other current assets	109,681	88,131	86,717
Total current assets	1,146,020	1,029,514	926,176

Fixed assets, net of accumulated depreciation	2,375,396	2,395,125	2,401,505
Investment in and advances to non-consolidated joint ventures	135,754	130,853	119,101
Goodwill and other intangible assets, net	89,109	85,957	229,733
Other non-current assets	174,467	145,626	170,752
Total assets	$3,920,746	$3,787,075	$3,847,267

LIABILITIES AND SHAREHOLDERS’ EQUITY

Loans payable to banks	$375,345	$331,985	$222,232
Current maturities of long-term debt and capital lease obligations (b)	1,294,658	165,067	91,539
Accounts payable	582,218	434,993	287,417
Accrued liabilities	311,799	332,359	359,282
Total current liabilities	2,564,020	1,264,404	960,470

Long-term debt and capital lease obligations (b)	63	1,155,010	1,342,659
Minority interest	172,959	203,140	262,395
Other non-current liabilities	194,197	174,702	196,466
Total liabilities	2,931,239	2,797,256	2,761,990

Capital stock and Founder’s shares	62,839	62,639	62,637
Paid-in surplus	338,028	340,893	355,128
Retained earnings	701,099	778,290	877,570
Accumulated other comprehensive income (loss)	21,565	(57,979)	(76,034)
Treasury stock	(134,024)	(134,024)	(134,024)
Total shareholders’ equity	989,507	989,819	1,085,277
Total liabilities and shareholders’ equity	$3,920,746	$3,787,075	$3,847,267

Total interest-bearing debt and capital lease obligations net of cash and cash equivalents:	$1,638,721	$1,629,189	$1,633,925

Minority interest in Stolt Offshore	$162,697	$191,674	$246,974

(a) As of May 31, 2003, a total of $83.4 million of Stolt Offshore claims and variation orders not yet formally agreed with customers has been included as receivables, $73.6 million of which relates to two projects in West Africa and Egypt.  A timetable for resolution of the claims and variation orders relating to these two projects is being implemented with the respective customers.  In compliance with U.S. GAAP reporting requirements, these have been recorded as revenue in establishing the statements of operations. The comparable amounts as of May 31, 2002 was $8.7 million and as of November 30, 2002 was $46.2 million. Excluded from the project results are $65.9 million of additional claims over which Stolt Offshore considers there is doubt as to final agreement.

(b) As a result of Stolt Offshore’s current projections indicating that it will not be in compliance with existing bank debt covenants on November 30, 2003 and SNSA’s loan agreements’ cross-defaulting provisions, SNSA has classified $1,127,946 of long-term debt as short term in compliance with U.S. GAAP reporting requirements.

STOLT-NIELSEN S.A. AND SUBSIDIARIES
SELECTED SEGMENT DATA
(in U.S. dollar thousands)

The following tables present the contribution to net operating revenue, gross profit, income (loss) from operations, net income (loss) and total assets for each of the Company’s three reportable segments and other corporate items:

	Three months ended		Six months ended
	May 31, 2003	May 31, 2002	May 31, 2003	May 31, 2002
	(Unaudited)		(Unaudited)

NET OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
Stolt Parcel Tankers	$180,361	$170,524	$350,560	$340,132
Stolt Tank Containers	65,638	57,639	126,821	108,811
Stolthaven Terminals	15,742	14,209	31,118	28,077
	261,741	242,372	508,499	477,020
Stolt Offshore	361,424	333,425	778,327	627,476
Stolt Sea Farm	119,103	101,755	219,306	183,884
Optimum Logistics	274	292	560	486
SeaSupplier	186	563	258	705
Total	$742,728	$678,407	$1,506,950	$1,289,571

GROSS PROFIT:
Stolt-Nielsen Transportation Group:
Stolt Parcel Tankers	$39,746	$36,561	$71,760	$72,511
Stolt Tank Containers	13,598	11,058	23,591	21,144
Stolthaven Terminals	5,305	4,427	10,878	9,056
	58,649	52,046	106,229	102,711
Stolt Offshore	(58,159)	20,696	(49,693)	45,210
Stolt Sea Farm	(253)	(3,801)	5,265	(3,497)
Optimum Logistics	274	292	560	486
Sea Supplier	186	563	258	705
Total	$697	$69,796	$62,619	$145,615

INCOME (LOSS) FROM OPERATIONS:
Stolt-Nielsen Transportation Group:
Stolt Parcel Tankers	$22,547	$20,940	$38,598	$41,359
Stolt Tank Containers	6,963	6,418	10,398	11,196
Stolthaven Terminals	3,669	4,143	8,205	8,641
SNTG before Restructuring Charges	33,179	31,501	57,201	61,196
SNTG Restructuring Charges	(677)	(884)	(1,479)	(6,398)
	32,502	30,617	55,722	54,798
Stolt Offshore	(76,373)	7,747	(87,582)	15,618
Stolt Sea Farm	(8,143)	(10,732)	(9,851)	(16,072)
Optimum Logistics	(768)	(2,324)	(2,402)	(4,986)
SeaSupplier	(912)	(1,148)	(1,990)	(2,771)
SNSA Other	4,141	(1,001)	3,844	(1,326)
Total	$(49,553)	$23,159	$(42,259)	$45,261

NET INCOME (LOSS):
Stolt-Nielsen Transportation Group	$20,485	$14,384	$29,194	$27,975
SNTG Restructuring Charges	(677)	(884)	(1,479)	(6,321)
Stolt Offshore	(91,211)	4,850	(109,554)	5,068
Stolt Sea Farm	(14,489)	(11,289)	(20,671)	(18,842)
Optimum Logistics	(785)	(2,322)	(2,470)	(4,982)
SeaSupplier	(1,008)	(1,191)	(2,160)	(2,853)
SNSA:
Minority interest in Stolt Offshore	33,154	(2,202)	39,954	(2,305)
Other	4,098	(1,148)	3,801	(1,269)
Total	$(50,433)	$198	$(63,385)	$(3,529)

	As of
	May 31, 2003	November 30, 2002	May 31, 2002
	(Unaudited)	(Audited)	(Unaudited)
TOTAL ASSETS:
Stolt-Nielsen Transportation Group	$1,824,011	$1,827,686	$1,900,816
Stolt Offshore	1,555,453	1,458,604	1,484,545
Stolt Sea Farm	536,340	494,837	454,305
Optimum Logistics	3,746	4,797	6,141
SeaSupplier	1,196	1,151	1,460
Total	$3,920,746	$3,787,075	$3,847,267

STOLT-NIELSEN S. A. AND SUBSIDIARIES
OPERATING YARDSTICKS
(UNAUDITED)

STOLT PARCEL TANKERS DIVISION:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Joint Service sailed-in time-charter index
2001	1.02	1.07	1.14	1.13
2002	1.07	1.07	1.08	1.05
2003	1.00	1.05	N/A	N/A

Volume of cargo carried - millions of tonnes
Joint Service fleet:
2001	3.9	4.1	4.3	3.9
2002	3.4	3.6	3.5	3.4
2003	3.4	3.5	N/A	N/A

Regional fleets:
2001	3.0	2.7	2.7	2.4
2002	2.4	2.4	2.4	2.7
2003	2.8	2.7	N/A	N/A

Operating days
Joint Service fleet:
2001	6,792	6,881	6,826	6,496
2002	6,257	6,117	6,076	5,972
2003	5,718	5,721	N/A	N/A

Regional fleets:
2001	5,565	5,688	5,681	5,771
2002	5,674	5,617	5,583	5,707
2003	5,798	5,987	N/A	N/A

Average number of ships operated in the period
Joint Service fleet:
2001	76	75	74	71
2002	70	66	66	68
2003	64	62	N/A	N/A

Regional fleets:
2001	62	62	62	63
2002	63	61	64	64
2003	64	65	N/A	N/A

Notes:

(a)   Joint Service and Regional fleet statistics include those for time-chartered ships

(b)   Regional fleet statistics include total joint venture activity and all cargo carried on behalf of the Joint Service

(c)   Regional fleet statistics include the results of both the Northern Europe and US Gulf barging activities

STOLT TANK CONTAINERS DIVISION:

Tank containers operated and leased at end of period
2001	15,670	15,295	14,737	14,184
2002	13,946	14,157	14,568	14,955
2003	15,316	15,583	N/A	N/A

Tank container utilization -%
2001	67.7%	67.4%	66.5%	70.4%
2002	71.1%	77.6%	77.7%	76.9%
2003	78.7%	81.5%	N/A	N/A

STOLTHAVEN TERMINALS DIVISION:

Average marketable shell barrel capacity (millions of barrels)
2001	5.11	5.13	5.14	5.54
2002 (a)	2.82	3.03	3.32	3.37
2003	3.38	3.38	N/A	N/A

Tank capacity utilization -%
2001	94.5%	95.8%	94.7%	95.1%
2002	98.0%	98.1%	95.1%	97.0%
2003	96.6%	96.3%	N/A	N/A

(a)   The reduction in capacity in 2002 reflects the sale of the Perth Amboy and Chicago terminals at the end of 2001.